50 9/5/03


03051678

TATES
ANGE COMMISSION
D.C. 20549

UF 9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis, (City) Indiana (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd (317) 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
AUG 29 2003
536

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lynette Herd
Signature

Secretary-Treasurer
Title

Gabriele P. Allen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 29, 2003

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 301,388
Receivable from broker/dealers	86,826
Concessions and fees receivable	71,825
Securities owned, at market or fair value	51,865
Auto, office furniture and equipment (net of accumulated depreciation of $135,487)	67,133
Other assets	56,510
TOTAL ASSETS	$ 635,547

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 120,109
Accounts payable, accrued expenses and other liabilities	28,419
Payable to shareholders	31,531
401(k) plan contribution payable	46,700
Total Liabilities	$ 226,759
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and 999 shares outstanding	$ 25,000
Additional paid-in capital	68,048
Retained earnings	315,845
Less 1 share of treasury stock, at cost	(105)
Total Shareholders' Equity	$ 408,788
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 635,547

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of auto, office furniture and equipment is provided using the straight-line method over five and seven year periods.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2003 the Company's net capital and required net capital were $221,993 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 102%.

NOTE 3 - SECURITIES OWNED

Securities owned consist entirely of securities registered under the Investment Company Act of 1940.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving securities purchased and sold on a to-be-announced (TBA) or when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers. TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

The Company's customers may also enter into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. The financial instruments purchased and sold by the Company's customers include exchange-traded options. With options, market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility and changes in interest and foreign exchange rates. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

Clearing Agreement – To facilitate all of the aforementioned transactions on behalf of its customers, in January, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement is three years and is automatically renewed for one year terms unless cancelled by either party. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's expos-

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

ure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. Securities and Exchange Commission, Federal Reserve Board and Company imposed rules are implemented to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services. Termination fees are also required to be paid to the Clearing Broker/dealer if the Company terminates this agreement in the first five years of the term(s).

NOTE 5 - OTHER COMMITMENTS

Operating Leases - The Company has entered into agreements to lease office space in two locations which expire on January 31, 2008 and February 28, 2004. The Company has also entered into leases for communication services which include two and four year terms beginning July, 2003. The following is a schedule of the future minimum lease payments pursuant to these agreements.

Year Ended June 30,	Total	Office Leases	Communication Services
2004	$ 111,633	$ 54,153	$ 57,480
2005	104,433	46,953	57,480
2006	96,633	46,953	49,680
2007	96,633	46,953	49,680
2008	27,389	27,389	-0-
Total	$ 436,721	$ 222,401	$ 214,320

Rent expense for the year ended June 30, 2003 was $66,479.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE 6 - 401(k) PLAN

During September, 1993 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible on the plan entry date following the date they have completed 1000 hours of service in a one year period and attain age 21. They may also become eligible on the first day of the month following the month they have completed 160 hours of service and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. In July, 1996 the Company also adopted a money purchase pension plan. Effective June 30, 2002 this plan was merged with the aforementioned 401(k) plan. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2003 totaled $65,565 and are included in compensation and related benefits on the statement of income.

NOTE 7 - SALES OF COMPANY STOCK

Provisions are contained in the Company's articles of incorporation giving the Company, or a shareholder designated by the Company, the first right to purchase any shares of the Company's stock and also requiring the Company, or a shareholder designated by the Company, to purchase a shareholder's stock of the Company under certain conditions. The articles of incorporation also specify the amount to be paid by the Company for its stock when the aforementioned conditions arise.